Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

Julie M. Allen Member of the Firm d 212.969.3155 f 212.969.2900 jallen@proskauer.com www.proskauer.com
June 24, 2011
VIA ELECTRONIC TRANSMISSION
John Reynolds
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:	Henry Schein, Inc. Form 10-K for the Fiscal Year Ended December 25, 2010 Filed February 22, 2011 Definitive Proxy Statement filed on Schedule 14A Filed April 8, 2011 File No. 000-27078
Dear Mr. Reynolds:
     Reference is made to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Definitive Proxy Statement filed on Schedule 14A filed with the Commission on April 8, 2011 by Henry Schein, Inc. (the “Company”), in your letter dated May 27, 2011 (the “Comment Letter”).
     We are writing to respond, on behalf of the Company, to the comments contained in the Comment Letter. For your convenience, your comments are set forth in this letter, followed by the Company’s response. References in the response below in this letter to “we”, “our”, “us” or similar phrases refer to the Company.
Definitive Proxy Statement filed on April 8, 2011
Compensation Discussion and Analysis, page 15
1.	We note your Performance Incentive Plan (“PIP”) for 2010 consists of business financial goals, a 2010 EPS Target, and individual objectives, but you only provide disclosure of your 2010 EPS Target on pages 18 and 19 of your proxy statement. Please confirm in future filings that you will provide narrative and quantitative disclosure of the business financial
Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | Säo Paulo | Washington, D.C.

John Reynolds
United States Securities and Exchange Commission
June 24, 2011

goals and individual objectives components of your PIP for your named executive officers. Please provide us draft disclosure based on the 2010 awards.
Pursuant to the Staff’s comment, we confirm that in future filings we will provide narrative disclosure, in general terms, of our business financial goals and individual objectives components of our PIP for our named executive officers. We believe, however, that detailed narrative and quantitative disclosure relating to the business financial goals and individual goals under the PIP is not required because it would result in competitive harm to the Company, is not material to the understanding of the PIP and would result in the disclosure of confidential information that is not otherwise disclosed or required to be disclosed. As described in greater detail below, disclosure of this information will give our competitors insights into our strategic initiatives, budgets, organizational design, mergers and acquisitions activities, vendor relationships, products, leadership initiatives, and financial information that relates to specific businesses that is not disclosed and is not based on consolidated and reported financial results. Further, based on Question 118.04 of the Staff’s Compliance & Disclosure Interpretations to Regulation S-K, we understand that there is no requirement to provide quantitative targets for inherently subjective or qualitative assessments. As the individual goal component for each named executive officer largely contains targets that are subjective or qualitative in nature, we have not included any additional quantitative disclosure with respect to the individual goals. Lastly, we believe that our competitors will gain an unfair advantage by obtaining a greater understanding of the details and well-developed and successful strategies of how we reward and incentivize our named executive officers; this information could be used by a competitor to attract Company executives or to create similar competitive arrangements. We believe that the disclosure regarding the PIP, as revised below, to include additional narrative disclosure on the business financial goals and the individual goals, provides our stockholders with complete, meaningful, and transparent disclosure, consistent with the Staff’s requirements.
We recognize that the rules require that where target information is properly omitted based on the competitive harm standard, the company must discuss, in a meaningful way, how difficult it will be for the executive or how likely it will be for the company to achieve that target. We bring your attention to the fourth full paragraph on page 18 where this is discussed.
Exhibit A, attached hereto, sets forth the specific facts and circumstances that demonstrate that detailed narrative and quantitative disclosure of the business financial and individual goals is not required with respect to each named executive officer. We are supplementally providing Exhibit A to the Staff pursuant to the procedures set forth in 17 C.F.R. § 200.83 and Rule 12b-4 under the Securities Exchange Act of 1934, as amended. Exhibit A, and the information contained therein, are nonpublic and confidential and remain the property of the Company. We hereby request that Exhibit A, and all copies thereof, be returned to the undersigned promptly following completion of the Staff’s review thereof.

John Reynolds
United States Securities and Exchange Commission
June 24, 2011

Below is draft disclosure based on 2010 awards (to be inserted after the third full paragraph appearing on page 18):
“Business Financial Goals and Individual Performance Goals vary for each Named Executive Officer as the goals are reflective of each executive’s specific role and function. Financial measures included in such goals are calculated based on GAAP and adjusted in a manner similar to adjustments made to the Company’s EPS as described above. For each Named Executive Officer (other than the Chief Executive Officer whose annual incentive award is described below), the Business Financial Goals and Individual Performance Goals are as follows:
Mr. Breslawski:
•	Business Financial Goal (55%). This goal measures actual achievement against target of pre-tax income after capital charge attributable to certain business units for which Mr. Breslawski is responsible.

•	Individual Performance Goals (15%). The key individual goals relate to implementing: (i) strategies to gain market share and enhance customer experience in responsible business units; (ii) policies and procedures to advance business efficiencies; and (iii) strategic planning and vendor relations initiatives.
Mr. Komaroff:
•	Business Financial Goals (10%). These goals measure actual achievement of targeted expense budgets for the Company’s legal department and compliance and regulatory department.

•	Individual Performance Goals (40%). The key individual goals relate to leadership of legal, regulatory, business development and corporate leadership matters and joint venture relationships.
Mr. Paladino:
•	Business Financial Goals (20%). These goals measure actual achievement against target of net income attributable to the

John Reynolds
United States Securities and Exchange Commission
June 24, 2011

Company’s financial services group and of expense budgets for the Company’s corporate finance group.
•	Individual Performance Goals (20%). The key individual goals relate to tax planning, mergers and acquisitions, internal controls, leadership oversight and oversight for budget processes, investor relations, financial services group key priorities, and financial guidance on long-term equity compensation.
Mr. Mlotek:
•	Business Financial Goals (35%). These goals are tied to three key areas that measure actual achievement against target of: (i) modeled pre-tax income from exclusive product arrangements; (ii) return on investment and net income, in each case, following certain periods following acquisitions; and (iii) business development department expense.

Individual Performance Goals (25%). The key individual goals relate to strategic planning, vendor relations, integrating acquired businesses, advancing business development projects, best practices (including team development, integration, and hiring), and launching and completing key corporate priorities and initiatives.”
2.	We note you issued restricted stock in March 2011 under your Long Term Incentive Plan (“LTIP”) based on achievement of target performance EPS goal set in March 2008, as discussed on pages 19 and 20 of your proxy statement. Please confirm that you will provide in future filings the specific EPS performance goals under the LTIP that result in the issuance of restricted stock or other equity compensation. Please provide us draft disclosure based on the payout in March 2011. If you will seek to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K, please provide us supplementally your analysis of why you believe such disclosure would cause you competitive harm.
The specific EPS performance goals under the LTIP with respect to our performance-based restricted stock units are measured on the basis of a three-year cumulative target EPS goal. Disclosure of the EPS goals on a three-year prospective basis would give rise to competitive harm to the Company as our competitors would have our three-year projections and could gain insights into our possible strategies and plans over the next three years. Further, this information would be confusing and potentially misleading to investors as we currently provide EPS guidance to our investors on an annual basis, with updates on a quarterly basis, if necessary or appropriate.

John Reynolds
United States Securities and Exchange Commission
June 24, 2011

We recognize that the rules require that where target information is properly omitted based on the competitive harm standard, the company must discuss, in a meaningful way, how difficult it will be for the executive or how likely it will be for the company to achieve that target. We bring your attention to the first full paragraph on page 20 where this is discussed.
3.	Please confirm in future filings you will provide a more detailed description of the “administrative services” that were provided to Mr. Stanley M. Bergman for “Other Benefits and Perquisites.” Please provide us draft disclosure.

Pursuant to the Staff’s comment, we confirm that we will provide a more detailed description of the “administrative services” that were provided to Mr. Bergman for “Other Benefits and Perquisites” in future filings, based on the following draft disclosure:
“The administrative services include clerical and secretarial assistance designed primarily to minimize the amount of time Mr. Bergman devotes to administrative matters other than Company business, to provide opportunities for Mr. Bergman to undertake, among other things, philanthropic causes, social responsibility activities and non-business-related leadership roles.”
* * * * *
     Please contact me should you have any questions or additional comments.
Very truly yours,

/s/ Julie M. Allen
Julie M. Allen

cc:	Michael S. Ettinger (Henry Schein, Inc.) Jennifer Ferrero (Henry Schein, Inc.) Andrea S. Rattner (Proskauer Rose LLP)

EXHIBIT A
Supplementally provided to the Staff pursuant to the procedures set forth in 17 C.F.R. § 200.83.